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EXHIBIT 21.1

STEEL DYNAMICS, INC.
LIST OF OUR SUBSIDIARIES

Name	Percent of Capital Stock/Equity Units Owned by Steel Dynamics, Inc.	Percent of Voting Stock/Voting Units Owned by Steel Dynamics, Inc.
Dynamic Aviation, LLC (Indiana)	100%	100%
New Millennium Building Systems, LLC (Indiana)	100%	100%
OmniSource Corporation (Indiana)	100%	100%
Paragon Steel Enterprises, LLC (Indiana)	50%	50%
Roanoke Electric Steel Corporation (Indiana)	100%	100%
Steel Dynamics Sales North America, Inc. (Indiana)	100%	100%
STLD Holdings, Inc. (Indiana)	100%	100%
The Techs Industries, Inc. (Pennsylvania)	100%	100%

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  EXHIBIT 21.1
STEEL DYNAMICS, INC. LIST OF OUR SUBSIDIARIES